CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603


                                  May 9, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1039
              Floating Rate & Dividend Growth Portfolio, Series 1
                       File Nos. 333-187804 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments in your letter dated May 8, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1039, filed on April 8, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Floating Rate & Dividend Growth Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The first sentence of this section provides that the Trust will normally invest 80% of its assets in a combination of dividend-paying equities, and shares of closed-end investment companies ("Closed-End Funds") and exchange-traded funds ("ETFs") that invest substantially all of their assets in "floating rate securities and/or income-producing securities." (Emphasis added.) Since the Fund uses the term "floating rate" and not "income-producing" in its name, please delete the phrase "and/or income-producing securities" from the Fund's 80% investment policy. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Response: The disclosure has been revised as requested.

     2. This section also describes the characteristics of the types of securities in which the Trust will invest. Please disclose the Trust's market capitalization policy for is equity investments.

     Response: The following disclosure has been added to the first paragraph under "Principal Investment Strategy": "The trust may invest in stocks of companies with all market capitalizations."

Investment Summary -- Exchange-Traded Fund Selection

     3. This section states that, when selecting exchange-traded funds, the sponsor considers numerous factors, including duration. Please provide a brief definition of duration, a description of the Fund's duration policy, and an example that illustrates the effect that a 1% increase in interest rates would have on debt securities with the highest duration permitted by the Fund's duration policy.

     Response: The following disclosure has been added at the end of this section: "The sponsor will consider ETFs investing in securities of all durations. The duration of a security is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows. In general, rising interest rates may lead to a decline in security prices and declining interest rates may lead to a rise in security prices. For example, if a security has a duration of 3 years and interest rates go up by 1%, it can be expected that the security price will move down by 3%."

Investment Summary -- Investing in Senior Loans

     4. The first paragraph of this section states that the Trust will invest approximately 50% of its assets in Closed-End Funds and ETFs that invest substantially all of their assets in senior loans. The fourth paragraph of this section states that the majority of senior loans are considered below investment-grade. Please add these disclosures to the Principal Investment Strategy summary, and include the term "junk" bonds" when referring to senior loans considered below investment-grade.

     Response: The second sentence of the first paragraph under "Principal Investment Strategy" has been replaced with the following disclosure: "The trust seeks to provide current income with the potential for capital appreciation by investing approximately 50% of the portfolio in dividend-paying equity securities that have historically increased their dividends and approximately 50% of the portfolio in ETFs and Closed-End Funds that invest substantially all of their assets in floating rate securities, which will be senior loans. The senior loans held by the Closed-End Funds or ETFs in the trust will include high-yield or "junk" securities."

Additional Revision

     The Trust also has the ability to invest in the securities of foreign companies as long as the securities are listed on an U.S. securities exchange. Accordingly, the "Principal Investment Strategy," "Security Selection - Equity Securities," "Principal Risks" and "Investment Risks" sections have been revised to reflect this. The sentence added by comment 2 ends with "that trade on an U.S. securities exchange, including U.S.-listed foreign companies." The phrase "U.S. companies" in the first sentence under "Security Selection - Equity Securities" has been revised to "U.S.-traded companies." In addition, the appropriate risks have been added to the risk sections.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren